Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

April 26, 2006                                                                                                                                                                                                                                                         TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

Avino Silver & Gold Mines Ltd. has granted incentive stock options for the purchase of up to 1,000,000 shares at a price of $3.99 per share exercisable on or before April 26, 2011 to directors, officers, consultants and employees of the Company.

The options are subject to a stock option plan.

On Behalf of the Board

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.